SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc Board changes

Prudential plc ("Prudential", the "Company") announces the following changes to its Board of Directors:

Appointment of Dr Guido Fürer as a Non-executive Director

Dr Guido Fürer has been appointed to the Board with immediate effect. He will also be a member of the Audit and Risk Committees.

Dr Fürer has extensive international experience of the insurance and asset management industries. His 25-year career at Swiss Re Group included 11 years as Group Chief Investment Officer and member of the Global Executive Committee, heading up the Global Asset Management division, as well as a term as Country President, Switzerland, and Chair of the Group Strategic Council. Prior to joining Swiss Re, Dr Fürer held leading positions at Swiss Bank Corp /O'Connor and Associates in options trading and capital markets.

Between 2018 and 2022 Dr Fürer was a non-executive director, and chaired the Group Risk Committee, of FWD Group, gaining insight into various of Prudential's key markets. He is currently a non-executive director of Baloise Group and chair of its Risk & Investment Committee.

Retirement of Amy Yip

Following the completion of six years in office, Amy Yip will retire from the Board with effect from 31 October 2025. Ms Yip joined the Board in September 2019. She has been a member of the Audit Committee since March 2021 and prior to that was a member of the Remuneration Committee.

Shriti Vadera, Chair of Prudential, said: "Guido brings a wealth of knowledge and expertise, including in respect of asset management, insurance and asset-liability management, from both a distinguished executive career and from his global board experience. I am delighted to welcome him on to the Board".

"At the same time, we will be sorry to lose Amy later in the year after six years on the Board. On behalf of the Board, I would like to take the opportunity to thank Amy for her valuable contribution in helping the Board to guide and oversee the Group through a period of significant change."

Contact

Media		Investors/analysts
Simon Kutner	+44 7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 20 3977 9215
		Ming Hau	+44 20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487

Notes to Editors

About Guido Fürer

Dr Fürer has over three decades of international experience across financial services. He began his career with Swiss Bank Corporation/O'Connor & Associates in options trading and in its Capital Markets division in Chicago, New York, London and Zurich. In 1997 he joined Swiss Re, where he held various positions before being appointed Group Chief Investment Officer and member of the Group Executive Committee in 2012, heading up Group Asset Management until his retirement in March 2023.

Between 2019 and 2023, Dr Fürer served as Country President, Swiss Re Switzerland, and held the roles of Chair of Swiss Re's Strategic Council, Zurich Pension Fund, and Trustee of the Swiss Re Foundation.

During his time at Swiss Re Dr Fürer served on the boards of a number of subsidiary entities and, from 2018 to 2022, as a non-executive director of pan-Asian insurer FWD Group, where he chaired the Group Risk Committee. In addition, he played a significant role in the establishment of the UN-enabled Net-Zero Asset Owner Alliance.

Following his retirement, Dr Fürer became a member of the board of insurance and banking group Baloise Holding AG in April 2024, becoming Chair of the Risk & Investment Committee in April 2025.

Dr Fürer has a master's degree in Economics and a doctorate in Financial Risk Management from the University of Zurich, where he is now Chair of the Advisory Board of the Department of Finance.

Age

61

Shareholding

Dr Fürer does not hold any interest in shares of Prudential plc.

Length of service

Non-executive Directors are usually appointed for an initial three-year term. They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional period.

Remuneration

Non-executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

On appointment, Dr Fürer will receive the standard annual Non-executive Director fee of $125,000, in addition to which he will receive an additional annual fee of $39,000 for his membership of the Audit Committee and an additional annual fee of $39,000 for his membership of the Risk Committee.

Regulatory Disclosures

Dr Fürer is considered independent for the purposes of the UK Corporate Governance Code and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules).

Dr Fürer has confirmed (a)his independence as regards each of the factors referred to in Hong Kong Listing Rule 3.13; (b) he does not have any past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person of the Company (as defined by the Hong Kong Listing Rules). and (c) there are no other factors that may affect his independence at the time of his appointment.

Dr Fürer has also joined the Board of Prudential Corporation Asia Limited, a wholly owned subsidiary of Prudential, with immediate effect. Dr Fürer has confirmed to the Company that all of the biographical and other relevant information required by UK Listing Rules 6.4.8R - 6.4.10G and / or Hong Kong Listing Rule 13.51(2) has been disclosed in full and that those details are true, accurate and complete. The Company is not aware of any other matters in relation to his appointment or otherwise that need to be brought to the attention of Prudential's shareholders.

Ms Yip has confirmed to the Company that she has no disagreement with the Board and that there are no matters that need to be brought to the attention of Prudential's shareholders in respect of her resignation.

About Prudential plc

Prudential provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 July 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas Clarkson

Thomas Clarkson
Company Secretary